

Mail Stop 3030

August 29, 2017

Via E-mail
Scott E. Lamb
Chief Financial Officer
ICU Medical Inc.
951 Calle Amanecer
San Clemente, California 92673

> **Re: ICU Medical Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 9, 2017**
> **File No. 001-34634**

Dear Mr. Lamb:

We have reviewed your August 10, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2017 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 3. Acquisitions and Strategic Transaction Expenses, page 10

1.   We refer to your response to comment 1. Please expand the notes to future financial statements to qualitatively describe the business and operational factors leading to the reduction in the fixed purchase price and low value assigned to the contingent consideration as described in your response. Refer to ASC 805-30-50-1f.

2.   As a related matter, we note your disclosure continues to attribute the $63 million bargain purchase gain to a potential future restructuring. Please revise future filings to clarify that disclosure in light of statements in Note 4 indicating that restructuring charges of $16 million recognized in the first six months of 2017 represent all material charges related to integrating HIS into your business.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery